April 27, 2021
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Compass Pathways plc
Registration Statement on Form F-1 (File No. 333-255552)
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the preliminary prospectus of Compass Pathways plc (the “Registrant”) dated April 27, 2021. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s American Depositary Shares pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”) are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.
We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:00 p.m. Eastern Time, on April 29, 2021 or as soon thereafter as practicable.
[Signature page follows]

Very truly yours,

COWEN AND COMPANY, LLC
EVERCORE GROUP L.L.C.
BERENBERG CAPITAL MARKETS LLC

As representatives of the Underwriters

By:	Cowen and Company, LLC

By:	/s/ Mariel A. Healy
	Name:	Mariel A. Healy
	Title:	Managing Director

By:	Evercore Group L.L.C.

By:	/s/ Maren Winnick
	Name:	Maren Winnick
	Title:	Senior Managing Director

By:	Berenberg Capital Markets LLC

By:	/s/ Zachary Brantly
	Name:	Zachary Brantly
	Title:	Head of Investment Banking

By:	/s/ Matthew Rosenblatt
	Name:	Matthew Rosenblatt
	Title:	CCO and Ops Principal
[Signature Page to Acceleration Request]